

Mail Stop 3720

May 8, 2008

Via U.S. Mail and Fax (703) 707-2472

Neil L. Hazard
Chief Financial Officer
TerreStar Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

       RE: TerreStar Corporation
               Form 10-K for the fiscal year ended December 31, 2007
               Filed March 31, 2008

               File No. 0-23044

Dear Mr. Hazard:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

1. Rule 12b-15 of the Exchange Act requires that "All amendments . . . filed pursuant to this section must set forth the complete text of each item as amended." Please amend your Form 10-K to include your entire Item 7.

2. With regard to your reconciliation of the gain and the explanatory disclosure accompanying such reconciliation table as included in Amendment No. 2, you should revise to include this discussion as a footnote to the "As Reported" line item "Gain (Loss) on Investments" for the "Three Months Ended September 30, 2006" (page 55 of the initial Form 10-K filed on March 31, 2008) and the "As Reported" line item "Gain on Investments" for the "Year Ended December 31, 2006" (page 52 of the initial Form 10-K filed on March 31, 2008).

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director